United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 26, 2022

Commission File Number
001-08382

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

P.O. Box 194

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-249829) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the first quarter of 2022.

2.	Table of unaudited consolidated capitalization of the Registrant (attached as Exhibit 99.2 hereto).

1

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report

January - March 2022

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2022

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan

Magnus Montan, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

January-March 2022

(Compared to the period January-March 2021)

Net interest income Skr 485 million (3M21: Skr 485 million)
Operating profit Skr 148 million (3M21: Skr 291 million)
Net profit Skr 116 million (3M21: Skr 231 million)
New lending Skr 24.4 billion (3M21: Skr 14.9 billion)
New green lending[1] Skr 0.9 billion (3M21: -)
New green borrowing Skr 1.5 billion (3M21: 2.4 billion)
Basic and diluted earnings per share Skr 29 (3M21: Skr 58)
After-tax return on equity 2.3 percent (3M21: 4.6 percent)

Equity and balances

(Compared to December 31, 2021)

Total capital ratio 21.2 percent (year-end 2021: 21.6 percent)
Total assets Skr 332.8 billion (year-end 2021: Skr 333.6 billion)
Loans, outstanding and undisbursed Skr 301.8 billion (year-end 2021: Skr 291.1 billion)

1	New key performance indicator, to which there is no comparative historical information.

Interim report January-March 2022	Page 2 of 28

High demand for export credits

Russia’s invasion of Ukraine has led to substantial human suffering, streams of refugees and geopolitical concern. The direct economic effect of the invasion on Sweden is limited, but the Swedish export industry is impacted through, for example, higher energy prices, increased inflation, increased freight costs and component shortages. In addition, companies that have operations in Russia will need to record impairments. However, our assessment is that the effect of these developments on SEK is likely to be limited.

The war is expected to have a small direct financial effect on SEK. The company has very low lending volume in Russia and no lending in Ukraine or Belarus. However, these developments may affect the global economy and financial markets and in turn have a more long-term effect on our customers, and as a result, on SEK.

In the first quarter, we reached a high level of new lending of Skr 24.4 billion, which was up substantially compared to the corresponding period last year of Skr 14.9 billion, mainly as a result of high demand for export credits to foreign buyers of Swedish goods. We are very happy that we were able to finance a large maternity clinic at a hospital in Ghana’s capital Accra. It will improve the lives of especially women in the region. An important part of our mission is to contribute to a more sustainable world through Swedish exports. Net interest income was strong and amounted to Skr 485 million, with the new risk tax having a negative effect of Skr 27 million. However, net interest income is in line with the year-on-year period.

Operating profit for the period was down significantly year-on-year at Skr 148 million (3M21: Skr 291 million) and net profit amounted to Skr 116 million (3M21: Skr 231 million). The lower net profit is the result of unrealized valuation effects, which have had a negative impact on net results of financial transactions. These effects will decrease during the year.

At SEK’s Annual General Meeting in March, Lars Linder-Aronson stepped down as Chairman of the Board of Directors after eleven years. He is replaced by Lennart Jacobsen, who has been a member of SEK’s Board of Directors for one year. Three new board members were also elected to the Board of Directors, all with extensive experience from major Swedish banks.

Magnus Montan
Chief Executive Officer

Interim report January-March 2022	Page 3 of 28

Strong start to the year with high new lending

New lending for the first quarter amounted to Skr 24.4 billion, which was significantly higher year-on-year. This was also a very high lending volume for the first quarter of the year. New lending was only higher in 2009 (the financial crisis) and 2020 (the start of the COVID-19 pandemic) for the corresponding period.

The high new lending volume was partly due to high demand for working capital and two major export credits to the United States and Africa. The export credit to the United States was the financing of Verizon Communications’ procurement of telecom equipment from Ericsson. The second export credit consisted of a financing by SEK, together with the Swedish Export Credit Agency (EKN) and international banks, of a major maternity clinic at a hospital in Ghana’s capital Accra. The financing is a result of the investments for Engineering, Procurement and Construction (EPC) transactions conducted by the Swedish government’s Team Sweden initiative and which, in this case, led to some 40 Swedish exporters being contracted.

On March 1, SEK opened a new office in Malmö with the aim of increasing regional presence for exporters in the south-west of Sweden.

SEK’s new lending
Skr bn	Jan-Mar 2022	Jan-Mar 2021	Jan-Dec 2021
Lending to Swedish exporters[1]	5.3	2.1	25.1
Lending to exporters’ customers[2]	19.1	12.8	51.9
Total	24.4	14.9	77.0
of which green lending[3]	4%	-	15%
of which CIRR-loans	10%	17%	15%

1	Of which Skr 1.2 billion (3M21: Skr 0.3 billion; year-end 2021: Skr 2.6 billion) had not been disbursed at period end.
2	Of which Skr 1.8 billion (3M21: Skr 4.1 billion; year-end 2021: Skr 18.6 billion) had not been disbursed at period end.
3	New key performance indicator, to which there is no comparative historical information.

Interim report January-March 2022	Page 4 of 28

Increased borrowing volumes provide healthy capacity for new lending

In light of the escalating conflict between Russia and Ukraine, and the subsequent invasion of Ukraine by Russia, SEK increased short-term borrowing in February and gradually built up a major liquidity reserve. The short-term borrowing volume was Skr 21 billion in the first quarter of the year compared to only Skr 1 billion in the year-on-year period. SEK’s long-term borrowing, with maturities of at least one year, amounted to Skr 20 billion. The total borrowing volume in the first quarter was higher year-on-year. The company therefore has high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

In March, SEK conducted a public offering of a USD 1 billion five-year fixed rate bond. The share of structured new long-term borrowings was 20 percent in the first quarter, which was the same proportion as for the full-year 2021.

During the quarter, the company issued Skr 1.5 billion in green bonds.

SEK’s borrowing
Skr bn	Jan-Mar 2022	Jan-Mar 2021	Jan-Dec 2021
New long-term borrowing	20.1	34.2	81.1
New short-term borrowing	21.2	1.0	6.4
New green borrowing	1.5	2.4	6.1
Outstanding senior debt	295.8	304.7	295.0
Repurchase and redemption of own debt	0.1	0.5	1.5

January-March 2022

Operating profit amounted to Skr 148 million (3M21: Skr 291 million). Net profit amounted to Skr 116 million (3M21: Skr 231 million). The lower net profit compared with the same period in the previous year is explained by unrealized valuation effects which had a negative effect on the net results of financial transactions.

Net interest income

Net interest income amounted to Skr 485 million (3M21: Skr 485 million), in line with the same period in the previous year. During the quarter, better margins and a weaker Swedish krona contributed to higher interest income. Net interest income was negatively affected by the new risk tax of Skr -27 million.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Mar 2022	Jan-Mar 2021	Change
Total lending	241.8	234.0	3%
Liquidity investments	67.4	67.8	-1%
Interest-bearing assets	318.5	318.1	0%
Interest-bearing liabilities	295.4	296.1	0%

Net results of financial transactions

Net results of financial transactions amounted to Skr -170 million (3M21: Skr -17 million). The quarter was volatile with large movement in the market. The result is mainly explained by unrealized value changes driven by cross-currency basis spreads, increased credit spreads in the liquidity portfolio and increased long-term interest rates. It is mainly assets and liabilities with shorter maturities that are revalued, which is why the negative result to a great extent will be reversed during the year.

Operating expenses

Operating expenses amounted to Skr -162 million (3M21: Skr -155 million), an increase of 5 percent compared to the same period in the previous year. The increase in operating expenses is mainly due to increased personnel and depreciation costs. No provision was made for the individual variable remuneration program (3M21: Skr 2 million).

Net credit losses

Net credit losses amounted to Skr 2 million (3M21: Skr -12 million). Net credit losses were attributable to increased provisions for expected credit losses for exposures in stage 1, offset by decreased provisions for expected credit losses for exposures in stage 2 and stage 3, as well as recovered credit losses.

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy, see Note 4 to the annual financial statements included in SEK’s 2021 Annual Report on Form 20-F. In light of the negative trends in economic development, SEK has made an overall adjustment according to management's assessment.

Loss allowances as of March 31, 2022, amounted to Skr -168 million compared to Skr -164 million as of December 31, 2021, of which exposures in stage 3 amounted to Skr -49 million (year-end 2021: Skr -48 million).

The provision ratio amounted to 0.05 percent (year-end 2021: 0.06 percent).

Taxes

Tax costs amounted to Skr -32 million (3M21: Skr -60 million), and the effective tax rate amounted to 21.6 percent (3M21: 20.6 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 100 million (3M21: Skr 13 million). The outcome is explained by a positive result related to the changes in own credit risk due to increased credit spreads, as well as a positive result related to the revaluation of defined benefit plans that was affected by a higher discount rate.

Statement of Financial Position (unaudited)

Total assets and liquidity investments

Total assets were in line with the total assets as of the end of 2021.

Skr bn	March 31, 2022	December 31, 2021	Change
Total assets	332.8	333.6	0%
Liquidity investments	66.9	67.9	-1%
Total lending	246.5	237.2	4%
of which green	19.3	18.0	7%
of which CIRR-loans	88.1	87.9	0%

SEK’s total net exposures, after risk mitigation, amounted to Skr 384.4 billion as of March 31, 2022 (year-end 2021: Skr 372.5 billion). Credit exposures have increased to states, which is mainly due to new lending in the form of a larger export credit that is guaranteed by EKN.

Liabilities and equity

As of March 31, 2022, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 175 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Interim report January-March 2022	Page 6 of 28

Capital adequacy

As of March 31, 2022, SEK’s total own funds amounted to Skr 20.0 billion (year-end 2021: Skr 19.9 billion). The total capital ratio was 21.2 percent (year-end 2021: 21.6 percent), representing a margin of 5.5 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 15.7 percent as of March 31, 2022. The corresponding Common Equity Tier 1 capital estimated requirement was 10.6 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 10.6 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	March 31, 2022	December 31, 2021
Common Equity Tier 1 capital ratio	21.2	21.6
Tier 1 capital ratio	21.2	21.6
Total capital ratio	21.2	21.6
Leverage ratio	9.2	9.3
Liquidity coverage ratio (LCR)	1,161	463
Net stable funding ratio (NSFR)	141	139

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

At SEK's annual general meeting on March 24, 2022, Lars Linder-Aronson stepped down from his position as Chairman of the Board of Directors of SEK (the "Board") and Lennart Jacobsen was elected as new Chairman of the Board. After five years of service, Hans Larsson stepped down from his position as member of the Board, and three new members were elected: Håkan Berg, Katarina Ljungqvist and Paula da Silva. A resolution was passed at the annual general meeting to adopt the income statement and balance sheet in the Annual Report 2021 on Form 20-F, and to appropriate distributable funds pursuant to the Board's proposal.

The macro environment

In the fourth quarter of 2021, Sweden’s GDP increased 1.1 percent compared with the previous quarter. Exports rose 3.4 percent, with exports both of services and of goods contributing to the increase. GDP for the full-year 2021 increased 4.8 percent compared with the full-year 2020. Unemployment amounted to 7.5 percent at the end of the fourth quarter of 2021. The rate of inflation in February 2022 was 4.5 percent, which represented an increase from January 2022 when the rate of inflation was 3.9 percent. The repo rate remains at 0 percent but the expectation is that the Riksbank (Sweden’s Central Bank) will raise the rate in the near future.

The continued rise in inflation with significantly increasing energy prices and continued disruptions in logistics and supply chains dominated the news during the beginning of the first quarter. Despite the majority of the adult population in the western world being vaccinated, local outbreaks of COVID-19 are still occurring, with the subsequent imposition of lockdowns as a result. Following a very strong performance in share prices in 2021, share prices suffered a negative adjustment in the first quarter of 2022.

The latter part of the first quarter was dominated by Russia’s invasion of Ukraine. Sweden’s volume of foreign trade with Russia is relatively small, which explains the conflict’s limited direct effect on Sweden’s exports. The humanitarian effect of the conflict on the population in Ukraine is catastrophic. The western world has introduced comprehensive sanctions against Russia and donated military and protective equipment to Ukraine, contributing with direct economic support to Ukraine’s armed forces. Global aid to Ukraine, in part through supporting humanitarian organizations, has increased substantially. The long-term effects of Russia’s invasion of Ukraine on the global economic markets are expected to be comprehensive and the prevailing geopolitical-security tensions could continue for a long time.

Risk factors

Various risks arise as part of SEK’s operations, primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report Pillar 3 2021 and Note 30 to the annual financial statements included in SEK’s 2021 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2021 Annual Report on Form 20-F.

The following risk factor supplements the “Risk Factors” section in SEK’s 2021 Annual Report on Form 20-F.

The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.

As a financial institution which lends money to customers globally, our business could be materially adversely affected by unfavorable global and local economic and market conditions, as well as geopolitical events and other developments in Europe, the United States, Asia and elsewhere around the world. The ongoing Russian military action against Ukraine could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as an increase in cyberattacks and espionage.

The United States, European Union, United Kingdom and other jurisdictions have imposed, and may further impose, financial and economic sanctions and export controls against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic. The Russian authorities, in retaliation against new international sanctions and as part of measures to stabilize and support the volatile Russian financial and currency markets, have in turn imposed significant currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on transacting with non-Russian parties, banned exports of various products and other economic and financial restrictions. The situation in Ukraine is rapidly evolving, and the United States, the European Union, the United Kingdom and other jurisdictions may implement additional sanctions, export controls or other measures against Russia, Belarus and other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets, which could, in turn, adversely affect our business.

These developments may have consequences for the companies and industries that SEK provides financing to as well as the financial condition of SEK’s financial counterparties and could, in addition to the other factors cited above, have material adverse effects on SEK’s business prospects, financial condition or ability to fulfil its debt obligations.

Interim report January-March 2022	Page 7 of 28

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 17.7-19.7 percent and the Common Equity Tier 1 capital ratio should amount to 14.6 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of March 31, 2022.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Jan-Mar 2022	Oct-Dec 2021	Jan-Mar 2021	Jan-Dec 2021
New lending	24,376	26,565	14,868	76,988
of which to Swedish exporters	5,299	8,520	2,091	25,075
of which to exporters’ customers	19,077	18,045	12,777	51,913
of which green as a percentage of new lending[1]	4%	-	-	15%
of which CIRR-loans as a percentage of new lending	10%	10%	17%	15%
Loans, outstanding and undisbursed	301,808	291,095	290,600	291,095
Total lending	246,459	237,224	236,235	237,224
of which green[1]	7.8%	-	-	7.5%
of which social[1]	-	-	-	-
of which sustainability-linked[1]	1.1%	-	-	0.5%

Customer growth[1]	0.6%	-	-	10.7%

New long-term borrowings	20,111	19,100	34,153	81,103
New short-term borrowings	21,204	3,777	1,048	6,409
New green borrowings	1,500	-	2,400	6,100
Outstanding senior debt	295,753	295,000	304,682	295,000

After-tax return on equity	2.3%	4.6%	4.6%	5.1%

Common Equity Tier 1 capital ratio	21.2%	21.6%	21.8%	21.6%
Tier 1 capital ratio	21.2%	21.6%	21.8%	21.6%
Total capital ratio	21.2%	21.6%	21.8%	21.6%
Leverage ratio[2]	9.2%	9.3%	5.4%	9.3%
Liquidity coverage ratio (LCR)	1,161%	463%	941%	463%
Net stable funding ratio (NSFR)	141%	139%	138%	139%
Risk exposure amount	94,307	92,140	89,744	92,140

1 New key performance indicators, to which there is no comparative historical information.

2 In the second quarter of 2021, SEK changed its methodology for calculating the Leverage ratio to comply with new regulatory requirements (CRRII).
Comparative figures have not been recalculated.

See definitions on page 30.

Interim report January-March 2022	Page 8 of 28

Condensed Consolidated Statement
of Comprehensive Income (unaudited)

Skr mn	Note	Jan-Mar 2022	Oct-Dec 2021	Jan-Mar 2021	Jan-Dec 2021
Interest income		685	703	660	2,719
Interest expenses		-200	-221	-175	-812
Net interest income	2	485	482	485	1,907

Net fee and commission expense		-7	-6	-10	-29
Net results of financial transactions	3	-170	41	-17	56
Other operating income		-	0	-	0
Total operating income		308	517	458	1,934

Personnel expenses		-92	-96	-89	-359
Other administrative expenses		-56	-66	-55	-231
Depreciation and impairment of non-financial assets		-14	-46	-11	-80
Total operating expenses		-162	-208	-155	-670

Operating profit before credit losses		146	309	303	1,264

Net credit losses	4	2	-9	-12	41
Operating profit		148	300	291	1,305

Tax expenses		-32	-64	-60	-271
Net profit[1]		116	236	231	1,034

Other comprehensive income related to:
Items not to be reclassified to profit or loss
Own credit risk		70	7	-18	-24
Revaluation of defined benefit plans		30	-17	31	24
Tax on items not to be reclassified to profit or loss		-21	2	-3	0
Net items not to be reclassified to profit or loss		79	-8	10	0

Total other comprehensive income		79	-8	10	0

Total comprehensive income[1]		195	228	241	1,034

Skr
Basic and diluted earnings per share[2]		29	59	58	259

1 The entire profit is attributable to the shareholder of the Parent Company. 2 Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Interim report January-March 2022	Page 9 of 28

Consolidated Statement of Financial Position (unaudited)

Skr mn	Note	March 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	5	7,475	11,128
Treasuries/government bonds	5	10,706	10,872
Other interest-bearing securities except loans	5	48,684	45,881
Loans in the form of interest-bearing securities	4, 5	44,755	46,578
Loans to credit institutions	4, 5	17,898	20,775
Loans to the public	4, 5	192,038	180,288
Derivatives	5, 6	7,463	8,419
Tangible and intangible assets		340	331
Deferred tax asset		4	11
Other assets		1,165	7,451
Prepaid expenses and accrued revenues		2,225	1,913
Total assets		332,753	333,647

Liabilities and equity
Borrowing from credit institutions	5	2,683	5,230
Borrowing from the public	5	-	10,000
Debt securities issued	5	293,070	279,770
Derivatives	5, 6	12,237	14,729
Other liabilities		2,045	1,167
Accrued expenses and prepaid revenues		2,095	1,875
Provisions		34	68
Total liabilities		312,164	312,839

Share capital		3,990	3,990
Reserves		-50	-129
Retained earnings		16,649	16,947
Total equity		20,589	20,808

Total liabilities and equity		332,753	333,647

Interim report January-March 2022	Page 10 of 28

Condensed Consolidated Statement of Changes in Equity (unaudited)

Skr mn	Equity	Share capital	Reserves		Retained earnings
			Own credit risk	Defined benefit plans
Opening balance of equity January 1, 2021	20,064	3,990	-84	-45	16,203
Net profit Jan-Mar 2021	231				231
Other comprehensive income Jan-Mar 2021	10		-14	24
Total comprehensive income Jan-Mar 2021	241	-	-14	24	231
Dividend	-290				-290
Closing balance of equity March 31, 2021[1]	20,015	3,990	-98	-21	16,144

Opening balance of equity January 1, 2021	20,064	3,990	-84	-45	16,203
Net profit Jan-Dec 2021	1,034				1,034
Other comprehensive income Jan-Dec 2021	0		-18	18
Total comprehensive income Jan-Dec 2021	1,034	-	-18	18	1,034
Dividend	-290				-290
Closing balance of equity December 31, 2021[1]	20,808	3,990	-102	-27	16,947

Opening balance of equity January 1, 2022	20,808	3,990	-102	-27	16,947
Net profit Jan-Mar 2022	116				116
Other comprehensive income Jan-Mar 2022	79		55	24
Total comprehensive income Jan-Mar 2022	195	-	55	24	116
Dividend	-414				-414
Closing balance of equity March 31, 2022[1]	20,589	3,990	-47	-3	16,649

1 The entire equity is attributable to the shareholder of the Parent Company.

Interim report January-March 2022	Page 11 of 28

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

Skr mn	Jan-Mar 2022	Jan-Mar 2021	Jan-Dec 2021
Operating activities
Operating profit	148	291	1,305
Adjustments for non-cash items in operating profit	-274	92	69
Income tax paid	-69	-152	-263
Changes in assets and liabilities from operating activities	-4,611	8,939	19,464
Cash flow from operating activities	-4,806	9,170	20,575

Investing activities
Capital expenditures	-19	-13	-242
Cash flow from investing activities	-19	-13	-242

Financing activities
Change in senior debt	-1,529	3,527	-10,958
Derivatives, net	2,431	-2,060	-1,523
Dividend paid	-	-	-290
Payment of lease liability	-4	-7	-24
Cash flow from financing activities	898	1,460	-12,795

Cash flow for the period	-3,927	10,617	7,538

Cash and cash equivalents at beginning of the period	11,128	3,362	3,362
Cash flow for the period	-3,927	10,617	7,538
Exchange-rate differences on cash and cash equivalents	274	192	228
Cash and cash equivalents at end of the period[1]	7,475	14,171	11,128

1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Interim report January-March 2022	Page 12 of 28

Notes

Note 1.	Accounting policies
Note 2.	Net interest income
Note 3.	Net results of financial transactions
Note 4.	Impairments
Note 5.	Financial assets and liabilities at fair value
Note 6.	Derivatives
Note 7.	CIRR-system
Note 8.	Pledged assets and contingent liabilities
Note 9.	Capital adequacy
Note 10.	Exposures
Note 11.	Reference interest rate reform
Note 12.	Transactions with related parties
Note 13.	Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the annual financial statements included in SEK’s 2021 Annual Report on Form 20-F. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

There are no IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Interim report January-March 2022	Page 13 of 28

Note 2. Net interest income

Skr mn	Jan-Mar 2022	Oct-Dec 2021	Jan-Mar 2021	Jan-Dec 2021
Interest income
Loans to credit institutions	38	29	33	131
Loans to the public	984	995	920	3,782
Loans in the form of interest-bearing securities	196	193	195	776
Interest-bearing securities excluding loans in the form of interest-bearing securities	12	10	19	50
Derivatives	-606	-584	-558	-2,239
Administrative remuneration CIRR-system	56	55	45	198
Other assets	5	5	6	21
Total interest income[1]	685	703	660	2,719
Interest expenses
Interest expenses	-148	-199	-150	-724
Resolution fee	-25	-22	-25	-88
Risk tax	-27	-	-	-
Total interest expenses	-200	-221	-175	-812
Net interest income	485	482	485	1,907

1	Interest income calculated using the effective interest method amounted to Skr 1,093 million during January-March 2022 (3M21: Skr 1,049 million).

Note 3. Net results of financial transactions

Skr mn	Jan-Mar 2022	Oct-Dec 2021	Jan-Mar 2021	Jan-Dec 2021
Derecognition of financial instruments not measured at fair value through profit or loss	0	2	1	33
Financial assets or liabilities at fair value through profit or loss	-151	33	-11	13
Financial instruments under fair-value hedge accounting	-19	5	-4	12
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	0	1	-3	-2
Total net results of financial transactions	-170	41	-17	56

Interim report January-March 2022	Page 14 of 28

Note 4. Impairments

Skr mn	Jan-Mar 2022	Oct-Dec 2021	Jan-Mar 2021	Jan-Dec 2021
Expected credit losses, stage 1	-9	-3	5	60
Expected credit losses, stage 2	6	1	10	29
Expected credit losses, stage 3	2	-1	-27	-46
Established losses	-	-42	-	-52
Reserves applied to cover established credit losses	-	35	-	49
Recovered credit losses	3	1	-	1
Net credit losses	2	-9	-12	41

Skr mn	March 31, 2022				December 31, 2021
	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	207,598	36,825	2,198	246,621	237,381
Off-balance sheet exposures, before expected credit losses	33,983	27,436	106	61,525	60,148
Total, before expected credit losses	241,581	64,261	2,304	308,146	297,529
Loss allowance, loans	-91	-22	-49	-162	-157
Loss allowance, off-balance sheet exposures[1]	-6	0	-	-6	-7
Total loss allowance	-97	-22	-49	-168	-164
Provision ratio (in percent)	0.04	0.03	2.13	0.05	0.06
1 Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	March 31, 2022				December 31, 2021
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-88	-28	-48	-164	-249
Increases due to origination and acquisition	-12	0	-	-12	-65
Net remeasurement of loss allowance	-2	8	5	11	21
Transfer to stage 1	0	0	-	0	0
Transfer to stage 2	0	-2	-	-2	-4
Transfer to stage 3	0	-	-3	-3	-19
Decreases due to derecognition	5	0	0	5	110
Decrease in allowance account due to write-offs	-	-	-	-	49
Exchange-rate differences[1]	0	0	-3	-3	-7
Closing balance	-97	-22	-49	-168	-164
1 Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard normally distributed where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.30 and 0.70 for the various probability of default (PD) segments. The base scenarios have been weighted at between 40 and 50 percent, the downturn scenarios have been weighted at between 60 and 50 percent, and the upturn scenarios have been at 0 percent between the different PD-segments. An improvement of the PD model has taken place during the first quarter of 2022, which means, among other things, that the difference between the base and downturn/upturn scenarios has increased and that new data sources are used.

In light of the negative trends in economic development, SEK has made an overall adjustment according to management’s overall assessment. This resulted in an increase of expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of March 31, 2022.

Interim report January-March 2022	Page 15 of 28

Note 5. Financial assets and liabilities at fair value

Skr mn	March 31, 2022
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	7,475	7,475	-
Treasuries/governments bonds	10,706	10,706	-
Other interest-bearing securities except loans	48,684	48,684	-
Loans in the form of interest-bearing securities	44,755	45,624	869
Loans to credit institutions	17,898	17,992	94
Loans to the public	192,038	193,587	1,549
Derivatives	7,463	7,463	-
Total financial assets	329,019	331,531	2,512
Borrowing from credit institutions	2,683	2,683	-
Borrowing from the public	-	-	-
Debt securities issued	293,070	293,307	237
Derivatives	12,237	12,237	-
Total financial liabilities	307,990	308,227	237

Skr mn	December 31, 2021
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	11,128	11,128	-
Treasuries/governments bonds	10,872	10,872	-
Other interest-bearing securities except loans	45,881	45,881	-
Loans in the form of interest-bearing securities	46,578	47,991	1,413
Loans to credit institutions	20,775	20,993	218
Loans to the public	180,288	186,436	6,148
Derivatives	8,419	8,419	-
Total financial assets	323,941	331,720	7,779
Borrowing from credit institutions	5,230	5,230	-
Borrowing from the public	10,000	10,000	-
Debt securities issued	279,770	280,294	524
Derivatives	14,729	14,729	-
Total financial liabilities	309,729	310,253	524

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2021 Annual Report on Form 20-F, see Note 1 (h) (viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Interim report January-March 2022	Page 16 of 28

Financial assets in fair value hierarchy

Skr mn	Financial assets at fair value through profit or loss
	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	3,555	7,151	-	10,706
Other interest-bearing securities except loans	25,809	22,875	-	48,684
Derivatives	-	7,192	271	7,463
Total, March 31, 2022	29,364	37,218	271	66,853
Total, December 31, 2021	32,187	32,499	486	65,172

Financial liabilities in fair value hierarchy

Skr mn	Financial liabilities at fair value through profit or loss
	Level 1	Level 2	Level 3	Total
Debt securities issued	-	7,221	34,130	41,351
Derivatives	-	8,982	3,255	12,237
Total, March 31, 2022	-	16,203	37,385	53,588
Total, December 31, 2021	-	18,967	35,078	54,045

There were no transfers between levels during the period (year-end 2021: a transfer of Skr -1 million for derivatives was made from level 2 to level 3, due to larger elements of assessment in the valuation).

Financial assets and liabilities at fair value in Level 3, 2022

Skr mn	January 1, 2022	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	March 31, 2022
Debt securities issued	-32,555	-3,854	2,793	-	-	230	-51	-693	-34,130
Derivatives, net	-2,037	4	21	-	-	348	-	-1,320	-2,984
Net assets and liabilities	-34,592	-3,850	2,814	-	-	578	-51	-2,013	-37,114

Financial assets and liabilities at fair value in Level 3, 2021

Skr mn	January 1, 2021	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2021
Debt securities issued	-41,198	-10,372	19,337	-	-	196	-36	-482	-32,555
Derivatives, net	-263	5	-599	-1	-	411	-	-1,590	-2,037
Net assets and liabilities	-41,461	-10,367	18,738	-1	-	607	-36	-2,072	-34,592
1 Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of March 31, 2022 amounted to a Skr 581 million gain (year-end 2021: Skr 594 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/– 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Interim report January-March 2022	Page 17 of 28

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	March 31, 2022
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	-1,760	Correlation	0.12 – (0.12)	Option Model	-5	5
Interest rate	-7	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-1,136	Correlation	0.12 – (0.12)	Option Model	-47	47
Other	-81	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-2,984				-52	52

Equity	-12,018	Correlation	0.12 – (0.12)	Option Model	5	-5
		Credit spreads	10BP – (10BP)	Discounted cash flow	13	-13
Interest rate	-10,543	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	68	-68
FX	-11,397	Correlation	0.12 – (0.12)	Option Model	50	-50
		Credit spreads	10BP – (10BP)	Discounted cash flow	42	-42
Other	-172	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-34,130				179	-179
Total effect on total comprehensive income					127	-127
Derivatives, net, December 31, 2021	-2,037				-59	59
Debt securities issued, December 31, 2021	-32,555				181	-181
Total effect on total comprehensive income, December 31, 2021					122	-122

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/– 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	March 31, 2022	31 December 2021	Jan–Mar 2022	Jan–Mar 2021
CVA/DVA, net[1]	-25	-14	-11	0
OCA[2]	-62	-132	70	-18

1 Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2 Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Interim report January-March 2022	Page 18 of 28

Note 6. Derivatives

Derivatives by category

Skr mn	March 31, 2022			December 31, 2021
	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	2,243	6,102	376,073	3,192	9,464	361,160
Currency-related contracts	5,216	4,288	172,195	5,218	3,518	157,362
Equity-related contracts	4	1,766	12,779	2	895	9,801
Contracts related to commodities, credit risk, etc.	0	81	3,245	7	852	3,521
Total derivatives	7,463	12,237	564,292	8,419	14,729	531,844

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts,	primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government's previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of March 31, 2022, concessionary loans outstanding amounted to Skr 326 million (year-end 2021: Skr 315 million) and operating profit for the program amounted to Skr -4 million (3M21: Skr -6 million) for the period January-March 2022. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 207 thousand (3M21: Skr 255 thousand).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jan-Mar 2022	Oct-Dec 2021	Jan-Mar 2021	Jan-Dec 2021
Interest income	557	579	487	2,105
Interest expenses	-513	-533	-520	-2,061
Interest compensation	-	-	-	7
Exchange-rate differences	1	0	-1	-1
Profit before compensation to SEK	45	46	-34	50
Administrative remuneration to SEK	-56	-55	-45	-197
Operating profit CIRR-system	-11	-9	-79	-147
Reimbursement to (–) / from (+) the State	11	9	79	147

Interim report January-March 2022	Page 19 of 28

Statement of Financial Position for the CIRR-system

Skr mn	March 31, 2022	December 31, 2021
Cash and cash equivalents	1	8
Loans	88,077	87,872
Derivatives	0	36
Other assets	878	7,359
Prepaid expenses and accrued revenues	781	470
Total assets	89,737	95,745
Liabilities	88,628	88,092
Derivatives	502	7,060
Accrued expenses and prepaid revenues	607	593
Total liabilities	89,737	95,745
Commitments
Committed undisbursed loans	39,422	39,084
Binding offers	1,386	1,510

Note 8. Pledged assets and contingent liabilities

Skr mn	March 31, 2022	December 31, 2021
Collateral provided
Cash collateral under the security agreements for derivative contracts	8,232	10,417
Contingent liabilities[1]
Guarantee commitments	4,484	4,767
Commitments[1]
Committed undisbursed loans	55,349	53,871
Binding offers	1,692	1,510

1	For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Interim report January-March 2022	Page 20 of 28

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12 and FFFS 2008:25. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2021 Annual Report on Form 20-F and see SEK’s 2021 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	March 31, 2022	December 31, 2021
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	21.2	21.6
Tier 1 capital ratio	21.2	21.6
Total capital ratio	21.2	21.6

1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	March 31, 2022		December 31, 2021
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	7,545	8.0	7,371	8.0
of which Tier 1 requirement of 6 percent	5,658	6.0	5,528	6.0
of which minimum requirement of 4.5 percent	4,244	4.5	4,146	4.5
Pillar 2 capital requirements[3]	3,461	3.7	3,382	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	8,987	9.5	9,149	9.9
Capital buffer requirements	2,388	2.5	2,333	2.5
of which Capital conservation buffer	2,358	2.5	2,303	2.5
of which Countercyclical buffer	30	0.0	30	0.0
Pillar 2 guidance[5]	1,414	1.5	1,382	1.5
Total risk-based capital requirement including Pillar 2 guidance	14,808	15.7	14,468	15.7

1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period.
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA Supervisory Review and Evaluation Process (”SREP”) on September 29, 2021.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, i.e., 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent). The Pillar 2 requirement was not deducted in the previous year’s figure.
5	The Swedish FSA notified SEK on September 29, 2021, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	March 31, 2022	December 31, 2021
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	211,334	209,889
Off-balance sheet exposures	6,057	5,309
Total exposure measure[2]	217,391	215,198
Leverage ratio[3]	9.2%	9.3%

1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	In the second quarter of 2021, SEK changed its methodology for calculating the exposure measure in leverage ratio to comply with new regulatory requirements (CRRII), pursuant to which certain exposures are no longer included. Comparative figures have not been recalculated.
3	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	March 31, 2022		December 31, 2021
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	6,522	3.0	6,456	3.0
Pillar 2 guidance[2]	326	0.2	323	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	6,848	3.2	6,779	3.2

1	Expressed as a percentage of total exposure amount.
2	The Swedish FSA has on September 29, 2021 notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Interim report January-March 2022	Page 21 of 28

Own funds – Adjusting items

Skr mn	March 31, 2022	December 31, 2021
Share capital	3,990	3,990
Retained earnings	16,107	15,518
Accumulated other comprehensive income and other reserves	335	323
Independently reviewed profit net of any foreseeable charge or dividend	122	601
Common Equity Tier 1 (CET1) capital before regulatory adjustments	20,554	20,432
Additional value adjustments due to prudent valuation	-394	-395
Intangible assets[1]	-61	-99
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	41	98
Negative amounts resulting from the calculation of expected loss amounts	-108	-111
Total regulatory adjustments to Common Equity Tier 1 capital	-522	-507
Total Common Equity Tier 1 capital	20,032	19,925
Total Own funds	20,032	19,925

1	From December 31, 2020, SEK applies the amendments to Delegated Regulation (EU) No 241/2014 regarding deduction of software assets from Common Equity Tier 1 (CET1). The amendments introduce an exemption from the deduction of intangible assets from CET1 for prudently valued software assets of which the value is not negatively affected by resolution, insolvency or liquidation of the institution.

Minimum capital requirements exclusive of buffer

Skr mn	March 31, 2022			December 31, 2021
	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	2,864	2,864	229	2,990	2,990	239
Exposures in default	82	82	7	74	74	6
Total credit risk standardized method	2,946	2,946	236	3,064	3,064	245
Credit risk IRB method
Central Governments	204,948	10,002	800	196,606	9,673	774
Financial institutions[2]	43,109	9,010	721	41,082	8,843	707
Corporates[3]	116,932	64,297	5,144	115,412	62,988	5,039
Assets without counterparty	498	498	40	372	372	30
Total credit risk IRB method	365,487	83,807	6,705	353,472	81,876	6,550
Credit valuation adjustment risk	n.a.	3,263	261	n.a.	2,922	233
Foreign exchange risk	n.a.	652	52	n.a.	645	52
Commodities risk	n.a.	17	1	n.a.	11	1
Operational risk	n.a.	3,622	290	n.a.	3,622	290
Total	368,433	94,307	7,545	356,536	92,140	7,371

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 7,032 million (year-end 2021: Skr 5,975 million), Risk exposure amount of Skr 2,376 million (year-end 2021: Skr 2,000 million) and Capital requirement of Skr 190 million (year-end 2021: Skr 160 million).
3	Of which related to specialized lending: EAD Skr 6,005 million (year-end 2021: 5,224 million), Risk exposure amount of Skr 4,114 million (year-end 2021: Skr 3,589 million) and Capital requirement of Skr 329 million (year-end 2021: Skr 287 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA's permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. In 2020, SEK reviewed its credit risk processes in order to comply with new regulatory requirements, EBA Guidelines EBA/GL/2016/07 and Commission Delegated Regulation (EU) 2018/171, on the definition of default. As a result, SEK established a new internal definition of default, which was subsequently approved by theSwedish FSA and later, on January 1, 2021, implemented in the IRB approach for own funds requirements calculation. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk. SEK has been applying a new standardized approach for counterparty credit risk since June 30, 2021.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Interim report January-March 2022	Page 22 of 28

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction was made for preventive purposes, in order to counteract credit tightening due to the development and spread of COVID-19 and its effects on the economy. The Swedish FSA decided on September 29, 2021 to increase the countercyclical buffer rate to 1 percent. The new countercyclical buffer rate applies from September 29, 2022. As of March 31, 2022, the capital requirement related to relevant exposures in Sweden was 70 percent (year-end 2021: 68 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The countercyclical capital buffer as of March 31, 2022 for Sweden has been dissolved due to the reduction of the countercyclical buffer value to 0 percent. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of March 31, 2022, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.03 percentage points (year-end 2021: 0.03 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (”SREP”) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Internally assessed economic capital

Skr mn	March 31, 2022	December 31, 2021
Credit risk	6,074	6,038
Operational risk	225	225
Market risk	1,004	1,247
Other risks	261	234
Capital planning buffer	1,610	1,610
Total	9,174	9,354

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see Note 30 to the annual financial statements included in SEK’s 2021 Annual Report on Form 20-F.

Liquidity coverage

Skr bn, 12 month average	March 31, 2022	December 31, 2021
Total liquid assets	54.6	56.1
Net liquidity outflows[1]	8.8	10.1
Liquidity outflows	20.6	21.2
Liquidity inflows	13.2	12.2
Liquidity Coverage Ratio	821%	695%
1 Net liquidity outflows is calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows is calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net stable funding

Skr bn	March 31, 2022	December 31, 2021
Available stable funding	248.9	245.9
Requiring stable funding	177.0	176.4
Net Stable Funding Ratio	141%	139%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Interim report January-March 2022	Page 23 of 28

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
	March 31, 2022		December 31, 2021		March 31, 2022		December 31, 2021		March 31, 2022		December 31, 2021
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	148.9	47.1	136.1	44.4	49.5	72.3	49.4	74.8	198.4	51.6	185.5	49.8
Regional governments	15.6	5.0	14.3	4.7	1.0	1.5	1.0	1.5	16.6	4.3	15.3	4.1
Multilateral development banks	1.2	0.4	3.0	1.0	-	-	-	-	1.2	0.3	3.0	0.8
Public Sector Entity	1.4	0.4	5.4	1.7	-	-	-	-	1.4	0.4	5.4	1.4
Financial institutions	35.6	11.3	34.9	11.4	7.7	11.2	6.3	9.5	43.3	11.3	41.2	11.1
Corporates	113.2	35.8	112.7	36.8	10.3	15.0	9.4	14.2	123.5	32.1	122.1	32.8
Total	315.9	100.0	306.4	100.0	68.5	100.0	66.1	100.0	384.4	100.0	372.5	100.0

Net exposure by region and exposure class, as of March 31, 2022

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	-	0.4	1.9	1.2	-	-	172.3	20.1	2.5	198.4
Regional governments	-	-	-	-	-	-	14.7	1.9	-	16.6
Multilateral development banks	-	-	-	-	-	-	-	1.2	-	1.2
Public Sector Entity	-	-	-	-	-	-	-	1.4	-	1.4
Financial institutions	0.1	-	0.3	1.8	-	-	18.6	22.4	0.1	43.3
Corporates	0.4	0.8	3.1	6.0	-	3.4	85.7	22.6	1.5	123.5
Total	0.5	1.2	5.3	9.0	-	3.4	291.3	69.6	4.1	384.4

Net exposure by region and exposure class, as of December 31, 2021

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	-	0.4	2.0	2.0	-	-	161.5	17.0	2.6	185.5
Regional governments	-	-	-	-	-	-	15.3	0.0	-	15.3
Multilateral development banks	-	-	-	-	-	-	-	3.0	-	3.0
Public Sector Entity	-	-	-	-	-	-	-	5.4	-	5.4
Financial institutions	0.0	-	2.4	4.9	-	-	15.1	18.6	0.2	41.2
Corporates	1.4	1.2	3.3	5.7	-	3.3	82.7	23.1	1.4	122.1
Total	1.4	1.6	7.7	12.6	-	3.3	274.6	67.1	4.2	372.5

Interim report January-March 2022	Page 24 of 28

Net exposure to European countries, excluding Sweden

Skr bn	March 31, 2022	December 31, 2021
Germany	11.8	10.3
Finland	8.6	8.2
Austria	8.1	6.0
France	7.3	7.8
United Kingdom	7.2	7.0
Denmark	6.8	5.4
The Netherlands	5.9	4.0
Norway	5.1	6.8
Poland	2.7	2.8
Spain	2.5	2.3
Belgium	1.9	2.9
Luxembourg	1.8	4.3
Portugal	1.1	1.0
Ireland	0.7	0.6
Switzerland	0.6	0.4
Serbia	0.4	0.4
Lithuania	0.3	0.3
Czech Republic	0.3	0.2
Italy	0.2	0.1
Slovakia	0.1	0.1
Latvia	0.1	0.1
Estonia	0.1	0.1
Iceland	0.1	0.1
Total	73.7	71.2

Note 11. Reference interest rate reform

Since the 2010s, there has been an ongoing reform to replace or amend benchmark interest rates such as LIBOR and other interbank offered rates (“IBOR”). SEK’s exposure that is directly affected by the reference interest rate reform is primarily its lending contracts with floating interest rates, its lending and borrowing contracts at fixed interest rates that are hedged to floating interest rates as well as swaps to floating interest rates. The main floating interest rate exposures relate to USD LIBOR, STIBOR and EURIBOR. LIBOR is the group of benchmark interest rates that currently has a timed settlement plan. GBP LIBOR, CHF LIBOR, EUR LIBOR, JPY LIBOR and USD LIBOR 1W and USD LIBOR 2M ceased on December 31, 2021. For USD LIBOR, the rest of the maturities will expire after June 30, 2023. Outstanding exposures with a reference interest rate of USD LIBOR and a maturity after June 2023 will be converted during the period up to June 30, 2023. Change of reference interest rate during the reform will be carried out with the intention that the change shall be financially neutral for each party. SEK has lending contracts and derivative contracts maturing after June 30, 2023 in USD LIBOR with a nominal amount of USD 1,738 million and USD 18,036 million, respectively. SEK has adhered to the 2020 ISDA Fallback Protocol, which sets a market standard for handling between counterparties the conversion of derivatives to a new reference interest rate during the reference interest rate reform. For lending contracts, conversion is handled by agreement. SEK has applied the relief under IFRS 9 Reform for new reference rates.

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2021 Annual Report on Form 20-F. During the first quarter, SEK repaid the drawdown of Skr 10 billion that was made from the credit facility with the Swedish National Debt Office during the first quarter of 2020. Beyond that, no material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2021 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January-March 2022	Page 25 of 28

The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of the Consolidated Group’s operations and financial position and result, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, April 26, 2022

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Anna Brandt	Reinhold Geijer	Hanna Lagercrantz
Director of the Board	Director of the Board	Director of the Board

Katarina Ljungqvist	Eva Nilsagård	Paula da Silva
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

July 15, 2022	Interim report for the period January 1, 2022 – June 30, 2022
October 28, 2022	Interim report for the period January 1, 2022 – September 30, 2022
February 2, 2023	Year-end report for the period January 1, 2022 – December 31, 2022

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 26, 2022, 17:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2021 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Interim report January-March 2022	Page 26 of 28

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

* After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

* Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest- bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

* Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

* CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green lending and green loans

SEK’s green lending comprises green loans that promote the transition to a low-carbon economy. The classification is performed by sustainability analysts at SEK. The effects that the loan will give rise to, such as reduced emissions of greenhouse gases, are monitored and reported. The term green project is assigned the same meaning as the term green loan. Green loans are categorized under SEK’s framework for green bonds and green loans finance products or services that lead to significant and demonstrable progress toward the goal of sustainable development.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

* Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

* New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

* New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

* Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are offered to exporters and suppliers for projects, often in developing countries, whose aim is to improve social conditions.

Sustainability-linked loans

Sustainability-linked loans concern working capital connected to the borrower’s sustainability targets, for example, energy-efficiency enhancements, reduced transportation or reduced number of accidents. If the borrower reaches their targets, they are rewarded with a lower interest rate.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Interim report January-March 2022	Page 27 of 28

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.
SEK’s vision	Our vision is a sustainable world through increased Swedish exports.
SEK’s core values	We are professionals, make the difficult easy and build sustainable relationships.
SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 200 million and that are linked to Swedish interests and exports.
SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

Interim report January-March 2022	Page 28 of 28